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By Dykema Gossett PLLC

CAPITAL SUPPORT AGREEMENT

     THIS CAPITAL SUPPORT AGREEMENT (this “Agreement”) is made as of September 22, 2008, by and between Principal Management Corporation (the “Support Provider”) and Principal Variable Contracts Funds, Inc. (“PVCF”) on behalf of its series the Money Market Account (the “Fund”).

W I T N E S S E T H:

     WHEREAS, PVCF is an investment company registered with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”);

     WHEREAS, the Fund is a money market fund that seeks to maintain a stable net asset value of $1.00 per share using the Amortized Cost Method as defined in and in accordance with Rule 2a-7 promulgated under the 1940 Act (“Rule 2a-7”);

     WHEREAS, the Support Provider is registered as an investment advisor under the Investment Advisers Act of 1940, as amended, and is the investment advisor to the Fund;

       WHEREAS, the Fund holds the securities or instruments identified on Schedule A hereto (the “Notes”);

     WHEREAS, a sale of the Notes under current market conditions may not result in the full recovery of the Fund’s investments, and may cause the Fund to realize losses to the extent that it could no longer maintain a stable net asset value of $1.00 per share;

     WHEREAS, it is in the interest of the Support Provider and certain of its affiliates for the Fund to maintain a stable net asset value of $1.00 per share;

     WHEREAS, the Board of Directors of PVCF, including a majority of the Directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of PVCF, has determined that the Support Provider’s commitment under this Agreement is of comparable quality to securities that are Eligible Securities as defined below and that the Agreement presents minimal credit risks;

     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Support Provider and PVCF hereby agree as follows:

     1. Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated:

     (a) “Amortized Cost Value” means, with respect to any Eligible Note held by the Fund, the value of that Eligible Note as determined using the Amortized Cost Method in accordance with Rule 2a-7 on the relevant date.

     (b) “Capital Contribution” means a cash contribution by the Support Provider to the Fund pursuant to this Agreement for which the Support Provider does not receive any shares or other consideration from the Fund.

     (c) “Contribution Event” means, with respect to any Eligible Note held by the Fund, any of the following occurrences:

(i)	Any sale of the Eligible Note by the Fund for cash in an amount, after deduction of any commissions or similar transaction costs, less than the Amortized Cost Value of the Eligible Note sold as of the date of settlement;
(ii)	Receipt of final payment on the Eligible Note in an amount less than the Amortized Cost Value of that Eligible Note as of the date such payment is received;
(iii)	Issuance of orders by a court having jurisdiction over the matter discharging the Issuer of the Eligible

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Note (the “Issuer”) from liability for the Eligible Note and providing for payments on that Eligible Note in an amount less than the Amortized Cost Value of that Eligible Note as of the date such payment is received; or

(iv)	Receipt of new securities that are Eligible Securities as defined in paragraph (a)(10) of Rule 2a-7 (“Eligible Securities”) in exchange for or replacement of the Eligible Note if the Amortized Cost Value of such new securities is less than the Amortized Cost Value of such Eligible Note on the date of exchange or replacement.

The excess of the Amortized Cost Value of the Eligible Notes subject to a Contribution Event over the amount received by the Fund in connection with such Contribution Event shall constitute the “Loss” on such Eligible Notes.

     (d) “Eligible Notes” means the Notes held by the Fund as portfolio securities on the date hereof or any securities or other instruments received in exchange for, or as a replacement of, the Notes as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which the Notes are exchanged for, or replaced with, new securities of the Issuer or a third party, other than Notes or securities which are or become Eligible Securities.

     (e) “Maximum Contribution Amount” means one million dollars ($1,000,000). The Maximum Contribution Amount may be increased at any time as agreed by PVCF and the Support Provider.

     (f) “Required Capital Contribution” means for the Fund on the date of any Contribution Event, a Capital Contribution in an amount sufficient for the Fund to maintain its net asset value per share at no less than the Minimum Permissible NAV, after giving effect to the Contribution Event and all payments received by the Fund in respect of the Eligible Notes. The net asset value for purposes of calculating the amount of Required Capital Contribution shall exclude any account receivable or other asset representing the Support Provider’s obligations under this Agreement. Minimum Permissible NAV means $0.995.

     (g) “Segregated Account” means an account established by the Support Provider for the benefit of the Fund at a bank which is a qualified custodian under the 1940 Act, which may be an interest bearing account and/or which account’s assets may be invested in money market instruments. On any business day during the term of the Agreement, the Segregated Account shall hold cash or cash equivalents securities in an amount equal to the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by the Support Provider to the Fund. The assets of the Segregated Account shall be available to the Fund by means of ACH transfer initiated by the Fund without the requirement of further action or consent by the Support Provider.

2.	Covenants of the Fund. The Fund agrees that:

       (a) To the extent consistent with the Fund’s interest, the Board of Directors of PVCF (the “Board”) shall consult with the Support Provider with respect to all decisions regarding each Eligible Note (including, but not limited to, any decision to sell the Eligible Note or to forgo the right to any payment) prior to the occurrence of a Contribution Event with respect to that Eligible Note. Nothing in this Agreement shall be construed to cause the delegation by the Board to any person of any authority which is not permitted to be delegated under Rule 2a-7.

     (b) The Fund will retain any Capital Contribution and not include the Capital Contribution in any dividend or other distribution to the Fund’s shareholders. For the avoidance of doubt, for purposes of this Section 2(b), the redemption of the Fund’s shares shall not constitute a “distribution” to shareholders.

       (c) The Fund will sell the Eligible Notes on October 15, 2008.

3.	Contributions to the Fund.

          (a) If a Contribution Event occurs prior to the occurrence of a Termination Event (defined below), theSupport Provider will make a Capital Contribution to the Fund in the amount equal to the least of (i) the Loss incurred as a result of Contribution Event, (ii) the Required Capital Contribution, or (iii) the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by the Support Provider to the Fund.

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     (b) The Support Provider shall make the Capital Contribution to the Fund not later than one business day after the occurrence of a Contribution Event, by 12:00 noon, Eastern Time. Each Capital Contribution made hereunder shall be made in immediately available funds, without deduction, set-off or counterclaim, to the Fund. If the Support Provider makes a Capital Contribution when due, then the amount that the Support Provider is obligated to maintain in the Segregated Account shall be reduced by the amount of such Capital Contribution. In the event that the Support Provider does not make a Capital Contribution when due, the Fund will draw funds from the Segregated Account by 4:00 p.m., Eastern Time, on the day that such Capital Contribution was required to have been made and in an amount equal to the Capital Contribution that is due. Any amount withdrawn from the Segregated Account shall be deemed to be a Capital Contribution made hereunder by the Support Provider.

     (c) The obligation of the Support Provider to make Capital Contributions pursuant to this Agreement shall terminate upon the earlier of (such occurrence, the “Termination Event”): (i) the Support Provider has made Capital Contributions equal to the Maximum Contribution Amount, (ii) the Fund no longer holds Eligible Notes, or (iii) 5:00 p.m. Eastern Time on October 16, 2008.

4.	Reliance by the Fund and the Board. The Support Provider acknowledges and consents to:

      (a) The Board’s reliance on the Support Provider’s obligations under this Agreement in making any determination required under Rule 2a-7;

     (b) For purposes of calculating the Fund’s daily net asset value calculated in accordance with procedures adopted by the Board in compliance with Rule 2a-7(c)(7)(ii)(A), the inclusion of the Capital Contribution that would be payable to the Fund under this Agreement if all of the Eligible Notes were sold on the date of such net asset value calculation; and

     (c) The inclusion of the Capital Contribution that would be payable to the Fund under this Agreement if all of the Eligible Notes were sold on the date of such net asset value calculation in the Fund’s audited or unaudited financial statements, to the extent required by generally accepted accounting principles.

     5. Representations, Warranties and Covenants of the Support Provider. The Support Provider hereby represents, warrants and agrees that:

     (a) It is duly organized and validly existing under the laws of the jurisdiction of its incorporation and, if relevant under such laws, in good standing;

     (b) It has the power to execute this Agreement, to deliver this Agreement and to perform its obligations under this Agreement and has taken all necessary action to authorize such execution, delivery and performance;

     (c) Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

     (d) All governmental and other consents that are required to have been obtained by it with respect to this Agreement to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with;

     (e) Its obligations under this Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law));

     (f) While this Agreement is in effect, it will maintain short-term investments of at least $10 million and will not pay any dividends to its shareholders; and

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     (g) Its obligations under this Agreement shall be supported by the Segregated Account as defined in Section 1(g) of this Agreement.

6.	General.
(a) Neither party may assign its rights under this Agreement to any person or entity, in whole or in part,

without the prior written consent of the other party.

     (b) No waiver of any provision hereof or of any right or remedy hereunder shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced. No delay in exercising, no course of dealing with respect to or no partial exercise of any right or remedy hereunder shall constitute a waiver of any other right or remedy, or future exercise thereof.

     (c) If any provision of this Agreement is determined to be invalid under any applicable statute or rule of law, it is to that extent to be deemed omitted, and the balance of the Agreement shall remain enforceable.

     (d) Subject to the next sentence, all notices shall be in writing and shall be deemed to be delivered when received by certified mail, postage prepaid, return receipt requested, or when sent by facsimile or email confirmed by call back. All notices shall be directed to the address set forth under the party’s signature or to such other address as either party may, from time to time, designate by notice to the other party.

     (e) No amendment, change, waiver or discharge hereof shall be valid unless in writing and signed by the Support Provider and PVCF, on behalf of the Fund, and provided to the staff of the Commission; provided that, in no event shall any amendment, change, waiver or discharge hereof extend the date set forth in Section 3(c)(iii), unless the parties hereto have obtained the prior approval of the staff of the Commission.

     (f) This Agreement shall be governed in all respects by the laws of the State of Maryland without regard to its conflict of laws provisions.

     (g) This Agreement constitutes the complete and exclusive statement of all mutual understandings between the parties with respect to the subject matter hereof, superseding all prior or contemporaneous proposals, communications and understandings, oral or written.

     (h) This Agreement is solely for the benefit of the Fund, and no other person shall acquire or have any rights under or by virtue of this Agreement.

     IN WITNESS WHEREOF, the Support Provider and PVCF have caused this Capital Support Agreement to be executed this 22nd day of September, 2008.

PRINCIPAL MANAGEMENT CORPORATION

By:	/s/ Nora M. Everett
Name:	Nora M. Everett
Title:	President

Address for Notices:
c/o Principal Financial Group, Inc.
Des Moines, IA 50392
Attn: Michael D. Roughton

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PRINCIPAL VARIABLE CONTRACTS FUNDS,
INC. FOR AND ON BEHALF OF ITS MONEY
MARKET ACCOUNT

By:	/s/ Ralph C. Eucher
Name:	Ralph C. Eucher
Title:	Vice Chairman and Chief Executive
Officer

Address for Notices:
680 – 8th Street
Des Moines, IA 50392
Attn: Beth C. Wilson

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SCHEDULE A

Issuer	Amount	Maturity

American General Finance, Inc.	$1,500,000	9/23/08
	$1,300,000	10/06/08

International Lease Finance Corporation	$1,600,000	10/01/08
	$1,200,000	10/06/08
	$1,300,000	10/08/08
	$1,300,000	10/15/08

Total	$8,200,000

The Total amount is approximately 2.26% of the Fund’s net assets as of September 19, 2008.